SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                        Telaxis Communication Corporation
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   879202 10 9
                                   -----------
                                 (CUSIP Number)

                             David L. Renauld, Esq.
                            20 Industrial Drive East
                            South Deerfield, MA 01373
                                 (413)665-8551
--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                  April 1, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

879202 10 9                                                         Page 2 of 10
(CUSIP Number)

--------------------------------------------------------------------------------
1) Names of Reporting Persons

   Concorde Equity, LLC

   I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)  X

--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

   Not Applicable
--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

   Delaware
--------------------------------------------------------------------------------
                              (7)      Sole Voting Power

         NUMBER OF                     20,663,267
--------------------------------------------------------------------------------
           SHARES             (8)      Shared Voting Power
        BENEFICIALLY
          OWNED BY                     Not Applicable
--------------------------------------------------------------------------------
            EACH              (9)      Sole Dispositive Power
         REPORTING
           PERSON                      20,663,267

--------------------------------------------------------------------------------
            WITH              (10)     Shared Dispositive Power

                                       Not Applicable
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

   20,663,267
--------------------------------------------------------------------------------
12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
--------------------------------------------------------------------------------
13)       Percent of Class Represented by Amount in Row (11)

          38.1%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

          OO
--------------------------------------------------------------------------------

879202 10 9                                                         Page 3 of 10
(CUSIP Number)
--------------------------------------------------------------------------------
1) Names of Reporting Persons

   Robert E. Fitzgerald

   I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)  X
--------------------------------------------------------------------------------
3) SEC Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)
   OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    Not Applicable
--------------------------------------------------------------------------------
6)        Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                              (7)      Sole Voting Power

         NUMBER OF                     20,745,767
                               -------------------------------------------------
           SHARES             (8)      Shared Voting Power
        BENEFICIALLY
          OWNED BY                     Not Applicable
                              --------------------------------------------------
            EACH              (9)      Sole Dispositive Power
         REPORTING
           PERSON                      20,745,767
                              --------------------------------------------------
            WITH              (10)     Shared Dispositive Power

                                       Not Applicable
                              --------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

   20,745,767
--------------------------------------------------------------------------------
12)Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
--------------------------------------------------------------------------------
13)Percent of Class Represented by Amount in Row (11)

   38.2%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

   IN
--------------------------------------------------------------------------------

879202 10 9                                                         Page 4 of 10
(CUSIP Number)

Item 1. Security and Issuer.
        ---------------------

     This statement on Schedule 13D relates to the common stock, par value $.01 per share, of Telaxis Communications Corporation, a Massachusetts
     corporation ("Telaxis"). The principal executive offices of Telaxis are located at 8000 Lee Highway, Falls Church, VA 22042.

Item 2. Identity and Background.
        ------------------------

     This statement on Schedule 13D is being filed by Concorde Equity, LLC ("Concorde") and Robert E. Fitzgerald (together, the "Reporting Parties" and each, a "Reporting Party").

     (I) Concorde:

     Concorde is a Delaware limited liability company with a principal business and principal office address of 8000 Lee Highway, Falls Church, VA 22042. The principal business of Concorde is making equity investments in companies and real estate. During the last five years, Concorde has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Concorde was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Concorde was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (II) Robert E. Fitzgerald:

          (a) The name of the individual filing this statement on Schedule 13D is Robert E. Fitzgerald.

          (b) Mr. Fitzgerald's business address is 8000 Lee Highway, Falls Church, VA 22042.

          (c) Mr. Fitzgerald is a Director and Chief Executive Officer of Telaxis, which has principal executive offices located at 8000 Lee Highway, Falls Church, VA 22042. Telaxis is a developer and supplier of wireless communications equipment.

          (d) During the last five years, Mr.  Fitzgerald has not been convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Mr. Fitzgerald was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Fitzgerald was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

879202 10 9                                                         Page 5 of 10
(CUSIP Number)


          (f) Mr. Fitzgerald is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     Concorde acquired the shares of common stock of Telaxis described in this statement on Schedule 13D as a result of the strategic combination (the "Combination") of Telaxis and Young Design, Inc. ("YDI"), which was completed on April 1, 2003 pursuant to an Agreement and Plan of Merger, dated as of March 17, 2003 (the "Combination Agreement").

     Prior to the Combination, YDI was owned by two stockholders. Concorde owned 8,265,307 shares of YDI common stock, and Michael F. Young owned 6,734,693 shares of YDI common stock. Mr. Fitzgerald and Mr. Young were two of the three members of the Board of Directors of YDI. Mr. Fitzgerald was Chief Executive Officer of YDI, and Mr. Young was President and Chief Technical Officer of YDI.

     Mr. Fitzgerald owns approximately 58.7% of the membership interests of Concorde and is President and Managing Member of Concorde. Mr. Fitzgerald's eldest daughter owns approximately 6.5% of the membership interests of Concorde. Mr. Fitzgerald's second daughter owns approximately 6.5% of the membership interests of Concorde. Mr. Fitzgerald's eldest son owns approximately 2.2% of the membership interests of Concorde. These three minor children reside with Mr. Fitzgerald.

     In the Combination, Telaxis formed a subsidiary, WFWL Acquisition Corporation, that merged with and into YDI and each outstanding share of YDI common stock was converted into the right to receive 2.5 shares of Telaxis common stock. This exchange ratio was determined through arms-length negotiation between YDI and Telaxis. As a result of the Combination, Concorde's YDI common stock was converted into 20,663,267 shares of Telaxis common stock and Mr. Young's YDI common stock was converted into 16,836,732 shares of Telaxis common stock.

     In the Combination, Telaxis assumed each outstanding option to purchase shares of YDI common stock and converted them into options to purchase shares of Telaxis common stock. The exercise price and number of shares obtainable upon exercise of each such option was adjusted based on the exchange ratio.

     Prior to the Combination, Mr. Fitzgerald held options to purchase 66,000 shares of YDI's common stock at a per share exercise price of $1.00. As a result of the Combination, Mr. Fitzgerald now holds options to purchase 165,000 shares of Telaxis common stock at a per share exercise price of $.40. As of the date of this statement on Schedule 13D, options to purchase 82,500 shares are exercisable. Options to purchase an additional 20,625 shares will become exercisable on each of November 4, 2003, November 4,

879202 10 9                                                         Page 6 of 10
(CUSIP Number)


     2004, November 4, 2005, and November 4, 2006. Mr. Fitzgerald intends to use his personal assets to pay the exercise price for any of these options that he may choose to exercise.

Item 4. Purpose of Transaction.
        -----------------------

     The information set forth in Item 3 above is hereby incorporated herein by reference.

     The Reporting Parties acquired the shares of Telaxis common stock held by them in order to obtain a substantial equity position in Telaxis for investment purposes. The Reporting Parties believed that the Combination was attractive for a number of business reasons, including the synergies between Telaxis and YDI and obtaining a more liquid security.

     Pursuant to the Combination Agreement, Telaxis has agreed to submit for approval by its stockholders, at the next meeting of its stockholders (currently expected by the Reporting Parties to occur in June 2003), a proposal to change the corporate name of Telaxis to "YDI Wireless, Inc." and has agreed to use "YDI Wireless" as a trade name prior to such formal name change. In addition, to the knowledge of the Reporting Parties, following this contemplated name change, Telaxis will take all actions necessary so that the Telaxis common stock will trade under a ticker symbol different than Telaxis' current ticker symbol of "TLXS."

     In the Combination Agreement, it was contemplated that Mr. Fitzgerald would be Chief Executive Officer and President of Telaxis following the Combination and that Mr. Young would be Chief Technical Officer of Telaxis following the Combination. Shortly after the completion of the Combination, the Telaxis Board of Directors elected Mr. Fitzgerald as Chief Executive Officer of Telaxis and Mr. Young as President and Chief Technical Officer of Telaxis.

     The Reporting Parties have engaged in discussions with Dr. John L. Youngblood and are currently considering actions that may result in the resignation or removal of Dr. John L. Youngblood from the Board of Directors of Telaxis. The Reporting Parties are still in the process of considering these items and may or may not take any or all of these actions. The Reporting Parties may, at any time and from time to time, review or reconsider their position and/or formulate plans or proposals with respect thereto.

     Although no Reporting Party currently has any specific plan or proposal to acquire or dispose of Telaxis common stock, each Reporting Party, at any time and from time to time, may acquire additional shares of Telaxis common stock or dispose of any or all of its or his shares of Telaxis common stock depending upon an ongoing evaluation of its or his investment in Telaxis common stock, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Party, and/or other investment considerations.

879202 10 9                                                         Page 7 of 10
(CUSIP Number)

     In the Combination Agreement, Telaxis agreed to prepare and file with the Securities and Exchange Commission, sometime in the first half of calendar year 2004, a registration statement with respect to the shares of Telaxis common stock issued in connection with the Combination. Those shares were initially issued to the former YDI stockholders (including Concorde) in a transaction exempt from the registration requirements of federal securities law.

     The Board of Directors may grant Mr. Fitzgerald additional employee stock options from time to time in the future for compensatory and other purposes.

     In addition, each Reporting Party may engage in communications with one or more other stockholders of Telaxis, one or more officers of Telaxis, one or more members of the Board of Directors of Telaxis, and/or one or more other representatives of Telaxis regarding Telaxis, including but not limited to its operations and management. Each Reporting Party may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D.

     Other than as described above, no Reporting Party currently has any plan or proposal which relates to, or would result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, although each Reporting Party may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

     The information set forth in this Item 4 is qualified in its entirety by reference to the Combination Agreement (Exhibit 1 hereto) and the other exhibits hereto, each of which is incorporated by reference herein in its entirety.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

          (I) Concorde:

          (a) As of the date of this statement on Schedule 13D, Concorde beneficially owns 20,663,267 outstanding shares of Telaxis common stock. Based on the 54,208,312 outstanding shares of Telaxis common stock as of the date of this statement on Schedule 13D, Concorde beneficially owns approximately 38.1% of Telaxis' common stock.

          (b) Concorde has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of all the securities described in Item 5(a) above.

          (c) Concorde has not effected any transaction in Telaxis common stock during the past 60 days, except as disclosed herein.

          (d) Not Applicable.

          (e) Not Applicable

879202 10 9                                                         Page 8 of 10
(CUSIP Number)

          (II) Robert E. Fitzgerald:

          (a) As of the date of this statement on Schedule 13D, Mr. Fitzgerald beneficially owns 20,745,767 shares of Telaxis common stock, consisting of 20,663,267 outstanding shares of Telaxis common stock held of record by Concorde and options held by Mr. Fitzgerald which are exercisable within 60 days of the date of this statement to acquire an additional 82,500 shares of Telaxis common stock. See Item 3 above. Based on the 54,208,312 outstanding shares of Telaxis common stock as of the date of this statement on Schedule 13D, Mr. Fitzgerald beneficially owns approximately 38.2% of Telaxis' common stock.

          Mr. Fitzgerald hereby disclaims beneficial ownership of the 20,663,267 outstanding shares of Telaxis common stock held of record by Concorde except to the extent of his pecuniary interest therein.

          (b) Mr. Fitzgerald has the sole power to vote or to direct the vote and the sole power to dispose of or to direct the disposition of all the securities described in Item 5(a) above.

          (c) Mr. Fitzgerald has not effected any transaction in Telaxis common stock during the past 60 days, except as disclosed herein.

          (d) Not Applicable.

          (e) Not Applicable.

          Each of the Reporting Parties does not affirm the existence of any group, disclaims membership in any group, and disclaims beneficial ownership of the 16,836,732 outstanding shares of Telaxis common stock and any and all other Telaxis securities held by Mr. Young.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        -------------------------

          The information set forth in Item 5 above is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

     1. Joint Filing Agreement, dated as of April 11, 2003, between Concorde Equity, LLC and Robert E. Fitzgerald (filed herewith).

     2. Agreement and Plan of Merger, dated as of March 17, 2003, by and between Telaxis Communications Corporation and Young Design, Inc.*

     3.   Indemnification  Agreement,  dated as of March 17, 2003,  by and among

879202 10 9                                                         Page 9 of 10
(CUSIP Number)
          Telaxis  Communications  Corporation,   Merry  Fields,  LLC,  Concorde
          Equity, LLC, and Michael F. Young.*

     4. Investor Agreement, dated as of March 17, 2003, by and between Telaxis Communications Corporation and Concorde Equity, LLC.*

     5. Investor Agreement, dated as of March 17, 2003, by and between Telaxis Communications Corporation and Michael F. Young.*

     6. Amendment No. 2 to Rights Agreement, dated as of March 17, 2003, by and between Telaxis Communications Corporation and Registrar and Transfer Company.*

     * Incorporated by reference to the like-named exhibit to Telaxis Communications Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2003.

879202 10 9                                                       Page 10 of 10
(CUSIP Number)

Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2003

CONCORDE EQUITY, LLC


By: /s/ Robert E. Fitzgerald
   ---------------------------
Robert E. Fitzgerald,
President and Managing Member


Date: April 11, 2003


/s/ Robert E. Fitzgerald
--------------------------------
Robert E. Fitzgerald